Warner Norcross & Judd LLP
Attorneys at Law
900 Fifth Third Center
111 Lyon Street, N.W.
Grand Rapids, Michigan 49503-2487

Telephone (616) 752-2000
Fax (616) 752-2500

October 29, 2004

Mr. Michael Pressman
Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549-0303

Re:	Southern Michigan Bancorp, Inc. Schedule 13E-3 Filed September 3, 2004, as amended File No. 2-78178 Preliminary Schedule 14A Filed September 3, 2004, as amended File No. 0-9219

Dear Mr. Pressman:

                    We have been engaged by Southern Michigan Bancorp, Inc. ("Southern" or the "Company"), as counsel to assist the Company in the preparation of its Schedule 13E-3 and Preliminary Schedule 14A filed on September 3, 2004, and in responding to your letter dated October 21, 2004 (the "Letter"), in which you provided comments on Southern's amended Schedule 13E-3 and Preliminary Schedule 14A.

                    This letter provides the Company's response to your comments. For convenience of reference, each of the Commission's comments is set forth in full and Southern's response immediately follows. Page references indicated below refer to pages of the unmarked proxy statement and Schedule 13E-3, as noted. We have enclosed with this letter a copy of the revised proxy statement and Amendment No. 2 to the Schedule 13E-3. We have also enclosed marked copies of these documents to identify the changes we have made since the first amended filing on October 12, 2004.

Mr. Michael Pressman
October 29, 2004

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Schedule 14A

Comment 1:

          We note your response to prior comment 1. Delete the language "to the extent relevant" from your Schedule 13E-3 and Schedule 14A. In the alternative, revise the disclosure to explain, in detail, the limitation to SMB's adoption to the analyses of the other filing persons. We may have further comments.

Response:

          We have revised the proxy statement and Schedule 13E-3 to remove the phrase "to the extent relevant." (See page 33 of the proxy statement and the first page of the Schedule 13E-3.)

Comment 2:

          Consider prior comment 20 and your response. In that comment, we asked whether the Board had considered any other methods for reducing expenses besides going private, and if so, why it elected to go private instead of reducing expenses by other means. Your response (at the bottom of page 16 of the revised proxy statement) does not seem to address that question. Please revise to clarify.

Response:

          The Board of Directors did not consider other means of reducing expenses as an alternative to going private. The proxy statement explicitly so states. (See page 14.)

Comment 3:

          We note your response to prior comment 34. The report prepared by Austin and Associates LLC appears to be a report, opinion or appraisal within the meaning of Item 1015 of Regulation M-A. See Charles L. Ephraim (September 30, 1987) and In Re Myers Parking System, Inc., Exchange Act Release No. 26069 (September 12, 1988). As such it should be described in the proxy statement, and filed as an exhibit to the Schedule 13E-3. In addition, your disclosure should be expanded to provide all of the disclosure about Austin and Associates required by Item 1015(b).

Mr. Michael Pressman
October 29, 2004

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Response:

          Together with Mark Spitzley of our office, I discussed this comment with Mr. Pressman on October 27, 2004.

          The document titled "Southern Michigan Bank and Trust Three Year Plan" (the "Document") dated August 11, 2004, is nothing more than the first draft of the three-year projections of management which were prepared by management and provided to Donnelly Penman & Partners for use in their valuation report and opinion. Although they appear in a document that is labeled "Prepared by Austin Associates, LLC," Austin provided nothing more than the computer software that performed the arithmetical computations and printed the presentation of management projections. After these projections were provided by management to Donnelly, the assumptions and methodology were discussed between Donnelly and management and further refined. The final management projections, which were used by Donnelly in its analysis, are presented in the proxy statement at pages 19-20.

          Following the selection and engagement of Donnelly Penman & Partners to provide the valuation report and opinion for this transaction, Donnelly provided an information request to management in which it sought, among other data, three-year projections. The Company had previously prepared, and updated monthly, one-year projections for management purposes. In response to the information request, management prepared the three-year projections, which are now at issue.

          Austin Associates, LLC, has been on annual retainer with the Company to provide advice and technical assistance to the Company's finance and accounting departments for a fee of $2,000 per month. Among the services provided by Austin is the preparation of monthly reports comparing interim financial results to budget and the provision of one- and two-year projections on a rolling monthly basis. Austin has software which it uses for this purpose, performing computations and printing reports based on base-line financial data, assumptions, and discount rates provided by management. Austin was paid nothing extra, beyond its routine retainer, for providing this service, which is entirely inconsistent with the practice in the industry, and indeed of Austin, for providing valuation reports and opinions.

          When management was asked to provide three-year projections, it followed a similar course. Management provided all of the financial data, discount rates, and assumptions to Austin. Austin used its customary program to do the mathematical computations and prepare the reports. Management reviewed and approved the projections and provided them to Donnelly. The document titled "Three Year Plan" is

Mr. Michael Pressman
October 29, 2004

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management's first draft of its projections in response to Donnelly's information request. The fact that Austin chose to put its name on the document is an unfortunate exercise of marketing zeal by Austin, not an intent to express an opinion on the conclusion.

          Representatives of Donnelly then reviewed the projections with management and discussed their assumptions. These discussions resulted in somewhat revised projections which were used by Donnelly to run its cash discount valuation model. The management projections actually used by Donnelly are not those provided in the Document, but those that appear in the proxy statement at pages 19-20.

          The Document does not include any opinion, appraisal or other expression by Austin of the value of the company or any of its properties.

          The Document was not prepared for or provided to the Board of Directors in connection with its consideration of the proposed transaction (other than to the extent that the revised projections were incorporated in the discounted cash flow analysis presented in Donnelly's valuation report).

          The Company believes that the Document does not fall within the scope of Item 1015 of Regulation M-A. This item mandates that the Company disclose "whether or not [it] has received any report, opinion (other than an opinion of counsel) or appraisal from an outside party that is material to the Rule 13e-3 transaction." The Company believes that the Document does not fall within the scope of Item 1015 for the following reasons:
•

The three-year plan does not constitute a "report, opinion, or appraisal." Austin did not engage in any analysis based upon its expertise or independent knowledge when preparing the Document. Instead, it collected management's data and assumptions and performed computations and printed the data in an easy-to-use format. The words "report, opinion and appraisal" each connote an analytical component undertaken by the preparer. There was no such analytical component on the part of Austin with respect to the Document-it essentially performed mechanical functions of computation and presentation.

•

The Company never "received" any information that was "material to the Rule 13e-3 transaction," in report format or otherwise, from an "outside party." The Document is an internal management report. The Board of Directors never received or reviewed these projections. The Company believes that the computation and compilation service offered by Austin is not "material to the Rule 13e-3 transaction."

•	The reports analyzed in the no-action letter and release cited in Comment 3 (the

Mr. Michael Pressman
October 29, 2004

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"Cited Materials") differ in material ways from the three-year plan. The purchase price allocation and property appraisals discussed in the Cited Materials are different from the Document. Each of the purchase price allocation and appraisal: (i) contained information based in part on analyses and judgments of outside experts who were drawing on their independent expertise and knowledge; (ii) contained a valuation component; and (iii) provided management with new information directly related to the value of the company's assets. The Document contained none of these characteristics.

•

Data contained in the three-year plan is presently misleading. Management's assumptions providing the basis for the Document were preliminary and have changed. Therefore, the public release of the Document would be misleading to shareholders. The modified forecasts which now appear at pages 19-20 of the proxy statement (i) are what Donnelly Penman & Partners ultimately used in its valuation, (ii) are what the Board of Directors reviewed as a part of Donnelly's valuation report and opinion, and (iii) represent management's refined thinking regarding the future prospects of the Company.

          For these reasons, the Document does not fall within the scope of Item 1015 of Regulation M-A. The Company therefore believes that it does not need to include the Management Projections as an exhibit to the Schedule 13E-3 or describe it in the proxy statement.

Comment 4:

          Refer again to comment 34. With respect to the Directors Reports submitted supplementally for our review, you must consider whether those reports contained non-public financial forecasts and/or projections used by the fairness advisor in assessing the fairness of this proposed transaction. To the extent that this is the case, all or portions of those materials must be disclosed.

Response:

          We also discussed this comment with Mr. Pressman on October 27, 2004.

          The directors' reports were provided to Donnelly Penman & Partners along with other information for its due diligence function. The purpose of due diligence in this case is to confirm the absence of information inconsistent with their analysis. Donnelly Penman & Partners has advised the Company that while it received and reviewed the directors' reports, it did not rely on these reports in the preparation of its analysis.

Mr. Michael Pressman
October 29, 2004

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          Nor did the Board of Directors consider or rely on these reports in its analysis. They were not even present at meetings when the proposal was a topic.

          The projections relied upon by Donnelly Penman & Partners in its valuation report and opinion are reflected in its report and described in the proxy statement on pages 19-20. The Company's management believes that the only non-public information contained in the director's reports (budgetary in nature) was and is not material. Non-budgetary information contained in the directors' reports has been and will be made public in the Company's quarterly reports on Form 10-Q for the quarters ended June 30 and September 30, 2004.

          For these reasons the Company believes these materials do not need to be disclosed.

Comment 5:

          With respect to both the Austin and Associates report and the disclosure in the Directors' Reports, disclose and quantify the material assumptions underlying the reports, including those supporting any projections or financial forecasts.

Response:

          Please see our responses to Comments 3 and 4 above. For the reasons provided above, the Company believes it does not need to disclose and quantify the material assumptions underlying the reports.

Comment 6:

          We note your statement on the bottom of page 16 that you rely upon the "assessment" of the audit committee. Please revise your disclosure to explicitly state the factors that the audit committee considered in making their assessment.

Response:

          The Audit Committee based its independent analysis on the same information and analyses provided to the Board of Directors, and considered the same factors as the board when making its assessment. It was provided with the same information reviewed by and provided to the Board of Directors and did not receive any additional information. The proxy statement explicitly so states. (See page 14.)

Mr. Michael Pressman
October 29, 2004

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Comment 7:

          We refer to the first paragraph on page 24 where you state that "the forecasts should not be relied upon . . .." While you may caution investors not to place undue reliance on the forecasts and may alert them to uncertainties associated with them, you may not tell them that they cannot be relied upon. Please revise as appropriate.

Response:

                    We have revised the proxy statement to caution investors not to place undue reliance on the forecasts and alert them to related uncertainties, and removed the admonition that the forecasts "should not be relied upon." (See page 20.)

Mr. Michael Pressman
October 29, 2004

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                    Southern Michigan hopes that these responses and the revisions to the amended Schedule 14A proxy statement and Schedule 13E-3 have satisfied all of the comments and issues addressed by the staff. If you have any questions about these responses or the revisions, please contact me at (616) 752-2752 or Mark Spitzley at (616) 752-2714.

Very truly yours,

/s/ Gordon R. Lewis

Gordon R. Lewis

Enclosure